                                                              File No. 333-31128

                      Securities and Exchange Commission
                            Washington, D.C.  20549
                      ----------------------------------



             APPLICATION FOR WITHDRAWAL OF REGISTRATION STATEMENT



                         eMed Technologies Corporation
                         -----------------------------
                             (Name of Registrant)



          Delaware                                  04-3155965
   ------------------------            ------------------------------------
   (State of Incorporation)            (IRS employer identification number)



               25 Hartwell Avenue, Lexington, Massachusetts 02421
               --------------------------------------------------
                           (Principal office address)



     Pursuant to Rules 477 and 478 under the Securities Act of 1933, as amended, the undersigned agent for service named in the Registration Statement on Form S-1 (the "Registration Statement"), File Number 333-31128 relating to shares of Common Stock (the "Shares") of eMed Technologies Corporation, hereby requests that the Registration Statement be withdrawn, effective immediately. As a result in the downturn in market conditions, eMed Technologies Corporation no longer intends to sell the Shares. None of the Shares have been sold.


                                    eMED TECHNOLOGIES CORPORATION

                                    By  /s/ Caren Mason
                                        ---------------
                                         Caren Mason
                                         Agent for Service named
                                         in Registration Statement